

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 3561

June 18, 2009

Mr. Michael A. Jackson
President and Chief Executive Officer
Verso Paper Corp.
6775 Lenox Center Court, Suite 400
Memphis TN 3811504436

> **Re:** **Verso Paper Corp.**
> **Form 10-K**
> **Filed March 5, 2009**
> **File No. 001-34056**
> **Schedule 14A**
> **Filed April 23, 2009**
> **Verso Paper Holdings LLC**
> **Form 10-K**
> **Filed March 30, 2009**
> **File No. 333-142283**

Dear Mr. Jackson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Verso Paper Corp.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 80

1.   We note your statement here and in your Form 10-Q for the quarter ended March
        31, 2009 that "even effective disclosure controls and procedures can provide only
        reasonable assurance of achieving their objectives." Please confirm in future
        filings you will state clearly, if true, that your disclosure controls and procedures
        are *designed to* provide reasonable assurance of achieving their objectives and
        that your principal executive officer and principal financial officer concluded that
        your disclosure controls and procedures are effective at that reasonable assurance
        level. Alternatively, confirm in future filings you will remove the reference to the
        level of assurance of your disclosure controls and procedures.

2.   In connection with the previous comment, we note your statements that your chief
        executive officer and your chief financial officer have "concluded that [y]our
        disclosure controls and procedures were effective to accomplish their objectives."
        It does not appear that your certifying officers have reached a conclusion that
        your disclosure controls and procedures were *effective or ineffective*. Please
        confirm in future filings that you will clearly state your certifying officers'
        conclusion regarding the effectiveness of your disclosure controls and procedures.

Management's Report On Internal Control Over Financial Reporting, page 80

3.   We note your statement that your management has "concluded that [y]our internal
        control over financial reporting was effective to accomplish its objective." Please
        confirm in future filings you will clearly state whether or not management
        concluded that your internal control over financial reporting was *effective* or
        ineffective. Refer to Item 308(T)(a)(3) of Regulation S-K.

Schedule 14A, filed April 23, 2009

Compensation Discussion and Analysis, page 16

4.   In future filings, please clearly disclose how the actual payments made to your
        named executive officers are calculated under the VIP. Specify the specific
        performance goals that were used to determine the payments to each NEO. To
        the extent you established performance targets, please disclose the specific
        performance targets used to determine incentive amounts or provide us a
        supplemental analysis as to why it is appropriate to omit these targets pursuant to
        Instruction 4 to Item 402(b) of Regulation S-K. In responding to the foregoing,
        please provide us with your proposed draft disclosure.

5.   We note a reference on page 19 and also in your Form 10-K to "Reduction of realizable gap, or 'R-GAP Reduction'" which is part of your manufacturing excellence program, but is not otherwise explained. In an appropriate location in future filings, please discuss what this calculation represents and how this amount is calculated. In responding to the foregoing, please provide us with your proposed draft disclosure.

6.   On pages 18-23 the company discusses various incentive programs, some of which resulted in incentive compensation payments, as disclosed in the Summary Compensation Table under Non-Equity Incentive Plan Compensation. It was unclear to us why these awards were not presented in the tabular format requested by Item 402(d) of Regulation S-K. Please advise. In responding to the foregoing, please provide us with your proposed draft disclosure.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

7.   We note that your improved capital position is partially attributable to the $105.5 million alternative fuel mixture tax credit recognized during the quarter ended March 31, 2009. However, despite the recognition of this tax credit and the receipt of $29.7 million, cash and equivalents decreased from $119.5 million at December 31, 2008 to $17.0 million at March 31, 2009. Please revise to provide additional detail regarding your capital position in the context of your core business operations and management's expectations for the realization of your assets in cash. For example, address the increase in inventory from $119.6 million at December 31, 2007 and $195.9 million at December 31, 2008 to $224.4 million at March 31, 2009 and correlate this discussion with the demands for such inventory. Your revised disclosure should also clearly explain management's plans to improve your working capital position and to ensure that you have sufficient cash to meet your liquidity needs. Refer to Section IV of SEC Release No. 33-8350 for further guidance.

Form 8-K filed January 2, 2009

8.   We note that Exhibit 10.6 appears to omit information in Schedule A. Please file the exhibit in its entirety as required by Item 601 of Regulation S-K.

Form 8-K filed June 4, 2009

9.   We note that the exhibits and schedules to Exhibit 10.1 have been omitted. Please file the agreement in its entirety as required by Item 601 of Regulation S-K.

Form 8-K filed June 11, 2009

10.   We note that you have not filed all the schedules to Exhibit 10.1. Please file the
        exhibit in its entirety as required by Item 601 of Regulation S-K.

Verso Paper Holdings, LLC

Form 10-K for Fiscal Year Ended December 31, 2008

General

11.   Please revise your Exchange Act filings for Verso Paper Holdings, LLC, as
        necessary, to address the comments issued herein in regards to Verso Paper Corp.

Exhibits

12.   The agreements you filed with your Form 10-K as exhibits 4.3, 10.3, 10.4, and
        10.7, make reference to schedules, exhibits, and attachments that we were unable
        to locate in the exhibits. For example, your August 1, 2006 credit agreement,
        filed with your Form S-4, contains a list of Exhibits and Schedules on page v
        which we were unable to locate. Please revise to file complete, executed, copies
        of these exhibits in their entirety, including any referenced exhibits, schedules, or
        attachments. Alternatively, advise us of the location of these documents.

Exhibit 12.1 – Ratio of Earnings to Fixed Charges

13.   Pursuant to the requirements of Form 10-K and Item 503(d) of Regulation S-K,
        please file your computation of the ratio of earnings to fixed charges for each of
        the last five fiscal years.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. You may wish to provide us with marked
copies of any proposed revisions to expedite our review. Please furnish a cover letter that
keys your responses to our comments and provides any requested information. Detailed
cover letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director